FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc
Pursuant to Listing Rule 9.6.1, two copies of the following documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility at the address shown below:
·
Annual Report and Accounts for the year ended 31 December 2009
·
Annual Review for the year ended 31 December 2009
·
Notice of Annual General Meeting for 2010
·
Circular to Shareholders dated 30 March 2010 re Scrip Dividend Scheme and payment of dividends in sterling, United States Dollars and Hong Kong Dollars
·
Form of Election in respect of the fourth interim dividend for 2009 which includes the Form of Proxy for the 2010 Annual General Meeting.
The Annual Report and Accounts, Annual Review, Notice of Annual General Meeting for 2010 and Circular to Shareholders are also available on the Company's website
www.hsbc.com
.
In accordance with DTR 6.1.2, a draft of the Articles of Association incorporating the alterations to be proposed at the 2010 Annual General Meeting, with effect from 28 May 2010, has also been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility. The proposed alterations are set out in the Notice of Annual General Meeting for 2010.  An electronic version of the Articles of Association marked to show the proposed alterations from the existing Articles of Association, is available on the Company's website at www.hsbc.com.

UK Listing Authority, Document Viewing Facility
:
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Telephone no. (0)20 7676 1000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 30 March, 2010